FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2002

ARACRUZ CELULOSE S.A.

Rua Lauro Muller 116-21° Andar, Botafogo
Rio de Janeiro, 22299-900 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F _X_ Form 40-F

Indicate by check mark whether the registrant by furnishing information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes__ No_X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARACRUZ CELULOSE S.A.
(Registrant)

Date: August 8, 2002

By: ______________________
Name: Agílio Leão de Macedo Filho
Title: Chief Financial Officer

EXHIBIT INDEX

1. Minutes of the Extraordinary Meeting of Stockholders of the Company held on July 29, 2002 regarding cancellation of shares of treasury stock and amendment of Article 5 of the By-Laws.

EXHIBIT 1

ARACRUZ CELULOSE S.A.

(CNPJ/MF nº 42.157.511/0001-61)
Public Corporation

MINUTES OF EXTRAORDINARY STOCKHOLDERS' MEETING

Date, time and place:

Held on July 29, 2002, at 10 a.m., at the Presidency Meeting Room of the Company's headquarters, located at Rodovia Aracruz / Barra do Riacho, km 25, Aracruz, State of Espírito Santo, Brazil.

Notice:

Prior notice was given by public announcement published on July 12, 15 and 16, 2002 in the *Diário Oficial do Estado do Espírito Santo* (pages 46, 41 and 25, respectively) and in the *Gazeta Mercantil* (pages 2, 3 and 3 respectively), and on April 12, 13 and 14, 2002 in *A Gazeta* (pages 14, 14 and 25, respectively), copies of which were available on the conference desk. Thus, the reading or transcription of the notice was not necessary.

Quorum:

Stockholders representing two thirds (2/3) of the capital stock were present, according to the signatures on the stockholders' Presence Registration Book.

Directing Board:

Mr. **Erling Sven Lorentzen**, Chairman of the Board of Directors, acted as the Chairman of the meeting and invited me, **Adolfo de Oliveira Rosa**, to act as secretary.

Resolutions:

1. Cancellation of shares of treasury stock

Regarding the intent of cancelling of treasury stock issued by the Company, it was resolved:

(i) approval of the cancellation of 45,365,593 (forty five million, three hundred and sixty five thousand, five hundred and ninety three) shares of preferred stock, of which 35,301 (thirty five thousand, three hundred and one) were class "A" shares, and 45,330,292 (forty five million, three hundred and thirty thousand, two hundred ninety two) were class "B" shares;

(ii) not to cancel the 483,114 (four hundred and eighty three thousand, one hundred and fourteen) common shares of treasury stock, so that the quantity of voting shares is not reduced, according to market trends;

(iii) the cancelling of shares does not result in the reduction of the underwritten capital stock of the Company.

2. Amendment of Article 5 of the By-laws

In order to reflect the cancellation of shares, Article 5 of the By-laws of the Company was amended and reads as follows:

"Article 5 – The total capital stock issued and paid for is R$ 1,854,506,731.94 (one billion, eight hundred and fifty four million, five hundred and six thousand, seven hundred and thirty one reais and ninety four cents), divided into 1,032,554,120 (one billion, thirty two million, five hundred and fifty four thousand, one hundred twenty) nominative shares, with no face value, of which 455,390,699 (four hundred and fifty five million, three hundred and ninety thousand, six hundred ninety nine) are common shares and 577,163,421 (five hundred and seventy seven million, one hundred and sixty three thousand, four hundred twenty one) are class "A" and "B" preferred shares."

Due to the amendment of the By-laws, it was resolved to recommend the publication of its consolidated version, which is attached hereto.

Termination:

All resolutions were taken by the unanimous vote of the present stockholders. There being no further business, the meeting was adjourned with the drafting these minutes which were executed by the present stockholders. Aracruz, July 29, 2002. /s/ **Erling S. Lorentzen**, Chairman of the Board of Directors; /s/ **Adolfo de Oliveira Rosa**, Secretary; by **ARAPAR S.A.** - /s/ Gabriel A. Bergamo; by **LORENTZEN EMPREENDIMENTOS S.A.** - /s/ Erling S. Lorentzen; by **NEWARK FINANCIAL INC.**- /s/ Daniela Di Sora Frangioni; by **SODEPA - Soc. de Empreendimentos, Publicidade e Participações S.A.** - /s/ Jefferson Dias Miceli; by **CAIXA DE PREVIDÊNCIA DOS FUNCIONÁRIOS DO BANCO DO BRASIL - PREVI** - /s/ Adolfo de Oliveira Rosa.